UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Montes Archimedes Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

612657106
(CUSIP Number)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612657106

1.	Names of Reporting Persons Patient Square Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Please see Item 4 of this Schedule 13G/A.

CUSIP No. 612657106

1.	Names of Reporting Persons James C. Momtazee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Please see Item 4 of this Schedule 13G/A.

Schedule 13G/A

Patient Square Capital LLC (the “Sponsor”) and James C. Momtazee (together, the “Reporting Persons”) are filing this Amendment No. 1 (the “Amendment”) to amend and supplement the Schedule 13G relating to the ordinary shares, $0.0001 par value per share (“Class A Common Stock”) of Montes Archimedes Acquisition Corp. (the “Issuer”), filed by the Reporting Persons with the SEC on December 31, 2020 (the “Sponsor Schedule 13G”).  Capitalized terms not defined herein have the meanings given to such terms in the Sponsor Schedule 13G.  In this regard, this Amendment is being filed to disclose that each Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of the Issuer and of Roivant (as defined below). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 4.	Ownership

This Amendment amends and restates in its entirety, Item 4 of the Sponsor Schedule 13G:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On September 30, 2021, the Issuer completed its previously announced business combination (the “Business Combination”) with Roivant Sciences Ltd. (“Roivant”), through the merger (the “Merger”) of Issuer with Roivant’s wholly-owned subsidiary, Rhine Merger Sub, Inc., with the Issuer surviving the Merger as a wholly owned subsidiary of Roivant. At the effective time of the Merger (the “Effective Time”): (a) each share of Class A Common Stock (the “MAAC Class A Shares”) and each share of Issuer Class B common stock (the “MAAC Class B Shares,” together with the MAAC Class A Shares, the “MAAC Shares”) that was outstanding immediately before the Effective Time (other than treasury shares and any shares held by the Sponsor, any affiliate of the Sponsor or any MAAC independent director or its transferee) was automatically canceled and extinguished and converted into one Roivant common share, (b) each MAAC Class B Share that was outstanding immediately before the Effective Time and held by the Sponsor, any affiliate of the Sponsor or any MAAC independent director or its transferee was automatically canceled and extinguished and converted into a number of Roivant common shares based on an exchange ratio, and (c) each warrant to purchase MAAC Class A Shares (the “MAAC Warrants”) that was outstanding immediately before the Effective Time was converted automatically into the right to acquire Roivant common shares on the terms and subject to the conditions set forth in that certain Warrant Agreement, dated as of October 6, 2020, by and between the Issuer and the Continental Stock Transfer & Trust Company. Upon the closing of the Business Combination, on September 30, 2021, the MAAC Shares held by Sponsor were exchanged for 7,625,967 Roivant’s common shares and the MAAC Warrant held by the Sponsor became exercisable for warrants to purchase 10,214,365 Roivant common shares. As a result of the foregoing exchanges, the Reporting Persons ceased to beneficially own any MAAC Shares and the Reporting Persons’ beneficial ownership of Roivant common shares represents in the aggregate less than five percent of the Roivant common shares issued and outstanding following the completion of the Business Combination. Such percentage is based upon 684,789,169 Roivant common shares issued and outstanding following the completion of the Business Combination as of September 30, 2021 according to the records of Roivant.

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 to the Sponsor Schedule 13G, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

Item 5. Ownership of Five Percent or Less of a Class

September 30, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 12, 2021

PATIENT SQUARE CAPITAL LLC,
a Delaware limited liability company

By:	/s/ Maria Walker
Name:	Maria Walker
Title:	Authorized Person

James C. Momtazee

By:	/s/ Maria Walker, as Attorney-in-Fact for
James C. Momtazee
Name:	Maria Walker

5